                                                            EXHIBIT 99.(b)(5)


         CREDIT   FIRST
         SUISSE   BOSTON                           CREDIT SUISSE FIRST BOSTON
                                                   Eleven Madison Avenue
                                                   New York, NY 10010-3629





                                 April 10, 1997

Hedstrom Corporation
Cherrington Corporate Center
300 Corporate Center Drive, Suite 100
Pittsburgh, Pennsylvania  15108
Attention:  Arnold E. Ditri, Chief Executive Officer

                          Re:     Commitment Letter
                                  Proposed Acquisition Credit Facilities

Dear Sirs:

                 We understand that (a) Hedstrom Corporation (the "Borrower") intends to form an acquisition vehicle ("AcquisitionCo") to commence a tender offer for all of the issued and outstanding capital stock of a company which you have identified to us and which we have referred to as "Gadgets" (the "Target") at a price of $11.25 per share (the "Tender Offer") and (b) promptly following the purchase by AcquisitionCo of the shares of capital stock of the Target which are validly tendered (and not withdrawn) pursuant to the Tender Offer (the "Tendered Shares"), the Target will be merged with and into AcquisitionCo, with AcquisitionCo being the surviving entity of such merger (the "Merger"; together with the Tender Offer, the "Acquisition"). You have informed us that Golder, Thoma, Cressey, Rauner, Inc. has agreed to tender the full amount of its equity interest in the Target pursuant to the Tender Offer.

                 You have informed us that the total consideration for the Acquisition will be approximately $220,000,000 (subject to seasonal working capital requirements) and that a portion of such consideration will be financed through:

(a) the issuance and sale by the Borrower of approximately $115,000,000 of senior subordinated notes of the Borrower;

(b) the issuance and sale by a holding company ("HoldingCo") for the Borrower of approximately $25,000,000 of senior discount notes; and

(c) the contribution by HoldingCo to the Borrower of not less than $40,000,000 in common equity.

We understand that the Borrower will require $180,000,000 in senior secured credit facilities (the "Credit Facilities") in order to (w) finance the remainder of the consideration for the Acquisition, (x) refinance certain existing indebtedness of the Borrower and its subsidiaries (including, without limitation, the Target and its subsidiaries), (y) provide working capital for the Borrower and its subsidiaries (including, without limitation, the Target and its subsidiaries) and (z) pay fees and expenses in connection with the transactions contemplated hereby.

                 Credit Suisse First Boston ("CSFB") is pleased to inform you that it is willing to commit to provide the full amount of the Credit Facilities. Although CSFB is committing to provide all of the Credit Facilities, it expects to act as agent for a syndicate of financial institutions (together with CSFB, the "Lenders") to provide all or a portion of the Credit Facilities. Additionally, we shall be entitled, after consultation with you, to reallocate the amounts of the individual tranches of the Credit Facilities (including, without limitation, to eliminate any such tranche) if CSFB determines that such changes are advisable in order to ensure a successful syndication or an optimal credit structure; provided that the aggregate amount of the Credit Facilities shall not be reduced.

                 Attached as Exhibit A to this letter is a Statement of Terms and Conditions (the "Term Sheet") setting forth the principal terms and conditions on and subject to which CSFB is willing to make available its portion of the Credit Facilities. The terms and conditions of CSFB's commitment hereunder and of the Credit Facilities are not limited to those set forth herein and in the Term Sheet, and any matters that are not covered by the provisions hereof and of the Term Sheet shall be subject to our mutual agreement.

                 It is agreed that CSFB will act as the sole administrative agent for, and sole arranger and syndication manager of, the Credit Facilities and that no additional agents or co-agents or arrangers will be appointed without the prior written consent of CSFB. You hereby agree that, in providing the services contemplated by this letter, CSFB and its affiliates may share with each other such confidential or other information relating to Hicks, Muse, Tate & Furst, Inc. ("HMT&F"), the Borrower, the Target, their respective subsidiaries and investments and the Acquisition as from time to time may be in their possession; provided that each recipient of such information shall agree to maintain the confidentiality thereof in accordance with our customary practice.

                 You agree to assist CSFB in forming any such syndicate and to provide CSFB and the other Lenders, promptly upon request, with all information reasonably requested by them to complete successfully the syndication, including, but not limited to, (a) an information package for delivery to potential syndicate members and participants (the "Information Memorandum") and
(b) all information and projections prepared by you or your advisers relating to the transaction described herein. You also agree to use your best efforts to ensure that CSFB's syndication efforts benefit from the existing lending relationships of HMT&F and the Borrower. You further agree to make appropriate senior officers and representatives of HMT&F and the Borrower available to participate in information meetings for potential syndicate members and participants at such times and places as CSFB may reasonably request.

                 You represent and warrant and covenant that:

                 (a) all information (other than any financial projections contemplated by clause (b) below) which has been or is hereafter made available to CSFB by you or any of your representatives in connection with the transaction contemplated hereby is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made; and

                 (b) all financial projections that have been or are hereafter prepared by you or on your behalf and made available to CSFB or any other participants in the Credit Facilities have been or will be prepared in good faith based upon reasonable assumptions.

You agree to supplement the information and projections referred to in clauses
(a) and (b) above from time to time until completion of the syndication so that the representations and warranties in the preceding sentence remain correct.
In arranging and syndicating the Credit Facilities, CSFB will use and rely on such information and projections without independent verification thereof.

                 In connection with the syndication of the Credit Facilities, CSFB may, in its discretion, allocate to other Lenders portions of any fees payable to CSFB in connection with the Credit Facilities. You agree that no Lender will receive any compensation of any kind for its participation in the Credit Facilities, except as expressly provided for in this letter or in the Fee Letter referred to below.

                 The reasonable costs and expenses (including, without limitation, the fees and expenses of outside counsel to CSFB, the allocated fees and expenses of in-house counsel to CSFB and CSFB's syndication and other out-of- pocket expenses) arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements shall be for your account; provided that, in the event that the Tender Offer is not consummated and you are not able to obtain reimbursement of the foregoing expenses from the Target, your liability pursuant to this sentence shall be limited to the reasonable fees and expenses of outside counsel (including, without limitation, any local counsel) to CSFB. You further agree to indemnify and hold harmless each Lender (including CSFB) and each director, officer, employee, affiliate (including, without limitation, CSFB) and agent thereof (each, an "indemnified person") against, and to reimburse each indemnified person, upon its demand, for, any losses, claims, damages, liabilities or other expenses ("Losses") to which such indemnified person may become subject insofar as such Losses arise out of or in any way relate to or result from the Acquisition, this letter or the financing contemplated hereby, including, without limitation, Losses consisting of legal or other expenses incurred in connection with investigating, defending or participating in any legal proceeding relating to any of the foregoing (whether or not such indemnified person is a party thereto); provided that the foregoing will not apply to any Losses to the extent they are found by a final decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of, or the breach of this Commitment Letter by, such indemnified person. The obligations of the Borrower under this paragraph shall remain effective whether or not definitive financing documentation is executed and notwithstanding any termination of this letter; provided, however, that, if such definitive financing documentation is executed, the terms of such definitive financing documentation shall supersede the terms hereof. Neither CSFB nor any other indemnified person shall be responsible or liable to any other person for consequential damages which may be alleged as a result of this letter or the financing contemplated hereby and neither CSFB nor any other indemnified person shall be responsible or liable for any damages which may be alleged as a result of its failure, in accordance with the terms of this letter, to provide the Credit Facilities.

                 The provisions of this letter are supplemented as set forth in a separate fee letter dated the date hereof from us to you (the "Fee Letter") and are subject to the terms of such Fee Letter. By executing this letter, you acknowledge that this letter and the Fee Letter are the only agreements between you and CSFB with respect to the Credit Facilities and set forth the entire understanding of the parties with respect thereto. Neither this letter nor the Fee Letter may be changed except pursuant to a writing signed by each of the parties hereto. THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

                 Prior to your acceptance hereof, you agree that neither this letter, the Fee Letter, nor any of their terms or substance, shall be disclosed, directly or indirectly, to any other person except to (a) the Target, (b) such of your employees, agents and advisers who are directly involved in the consideration of this matter and (c) as disclosure may be compelled in a judicial or administrative proceeding or as otherwise required by law; provided that you may freely disclose this letter (but not the Fee Letter), and its terms and substance, at any time following your acceptance hereof.

                 If you are in agreement with the foregoing, please sign and return to CSFB the enclosed copies of this letter and the Fee Letter by no later than 5:00 p.m., New York time, on Friday, April 11, 1997. This offer shall terminate at such time unless prior thereto we shall have received signed copies of such letters.

                 We look forward to working with you on this transaction.

                                        Very truly yours,

                                        CREDIT SUISSE FIRST BOSTON



                                        By: /s/ Ann F. Lopez
                                           -----------------------------
                                           Name:  Ann F. Lopez
                                           Title: Managing Director


                                        By: /s/ Richard D. Carey
                                           -----------------------------
                                           Name: Richard D. Carey
                                           Title: Director

Accepted and agreed to as of
the date first above written   :

HEDSTROM CORPORATION


By: /s/ Andrew S. Rosen
   -----------------------------
   Name: Andrew S. Rosen
   Title: Vice President

                                                                       EXHIBIT A

                       US$180,000,000 CREDIT FACILITIES

                       Summary of Terms and Conditions

                                April 10, 1997

                                  ----------


I.   Parties

  Borrower:                       Hedstrom Corporation (the "Borrower").

  Lenders: The banks, financial institutions and other entities, including Credit Suisse First Boston ("CSFB"), selected in the syndication effort (collectively, the "Lenders"). Lenders shall not be required to participate ratably in the Credit Facilities described below.

  Administrative Agent
  and Arranger:                   CSFB (in such capacity, the "Administrative
                                  Agent").

II.  Type and Amount of Credit Facilities

  A.   Tranche A Term Loan Facility

  Type of Facility:               6-year senior, secured, term loan facility in
                                  the amount of $75,000,000 (the "Tranche A
                                  Facility").

  Availability:                   The Tranche A Facility shall be available in
                                  a single drawing on the date upon which the conditions precedent to borrowing are satisfied (the "Closing Date").

  Amortization:                   The Tranche A Facility shall amortize in
                                  quarterly installments (commencing on
                                  December 31, 1997) to be mutually agreed upon.

  Use of Proceeds:                To (a) finance a portion of the consideration
                                  for the acquisition of the shares of capital stock of ERO, Inc. (the "Target") which are validly tendered and not withdrawn (the
                                  "Tendered Shares") pursuant to a tender offer to be commenced by an acquisition vehicle
                                  ("AcquisitionCo") to be organized by the Borrower (the "Tender Offer"), (b) to finance the merger of the Target with and into AcquisitionCo, with AcquisitionCo being the surviving corporation thereof (the "Merger";
                                  together with the Tender Offer, the
                                  "Acquisition"), (c) refinance certain
                                  outstanding indebtedness of the Borrower, the Target and their respective subsidiaries and
                                  (d) pay fees and expenses relating thereto.

B.   Tranche B Term Loan Facility

Type of Facility:                 8-year senior, secured, term loan facility in
                                  the amount of $35,000,000 (the "Tranche B
                                  Facility"; together with the Tranche A
                                  Facility, the "Term Loan Facilities").

Availability:                     The Tranche B Facility shall be available in
                                  a single drawing on the Closing Date.

Amortization:                     The Tranche B Facility shall amortize in
                                  quarterly installments (commencing on
                                  December 31, 1997) to be mutually agreed upon.

Use of Proceeds:                  To (a) finance a portion of the consideration
                                  for the Acquisition, (b) refinance certain outstanding indebtedness of the Borrower, the Target and their respective subsidiaries and
                                  (c) pay fees and expenses relating thereto.

C.   Revolving Credit Facility

Revolving Credit Facility:        6-year senior, secured revolving credit
                                  facility in the amount of $70,000,000 (the
                                  "Revolving Credit Facility"; together with the Term Loan Facilities, the "Credit
                                  Facilities")

Availability:                     The Revolving Credit Facility shall be
                                  available on a revolving basis during the period commencing on the Closing Date and ending on the maturity date for the Tranche A
                                  Facility (the "Termination Date").  In
                                  addition, ABR Loans (as defined on Annex I) under the Revolving Credit Facility shall be available to the Borrower on a same-day basis.

                                  The availability of the Revolving Credit
                                  Facility shall be subject to a borrowing base in the amount from time to time equal to 85% of "Eligible Receivables" and 50% of "Eligible Inventory" (each of which terms shall be defined in the definitive credit agreement and related documentation (the "Credit Documentation") for the Credit Facilities) of the Borrower and its domestic subsidiaries. The Borrowing Base will be computed at least monthly by the Borrower and a Borrowing Base certificate presenting the Borrower's computation will be delivered to the Administrative Agent promptly, but in no event later than the 15th day of the following month.

                                  In the event that AcquisitionCo has acquired at least 75% of the issued and outstanding capital stock of the Target pursuant to the Tender Offer, the Borrower may make loans to the Target for the purpose of financing the working capital needs of the Target pending the consummation of the Merger (the "Specified Loans").

  Letters of Credit:              A portion of the Revolving Credit Facility to
                                  be mutually agreed upon shall be available for the issuance of letters of credit (the
                                  "Letters of Credit") by CSFB (in such
                                  capacity, the "Issuing Lender"). No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to the Termination Date; provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above). Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of loans under the Revolving
                                  Credit Facility) on the same business day.
                                  To the extent that the Borrower does not so reimburse the Issuing Lender, the Lenders under the Revolving Credit Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis.

  Swing Line Loans:               A portion of the Revolving Credit Facility
                                  not in excess of $10,000,000 shall be
                                  available for swing line loans (the "Swing
                                  Line Loans") from CSFB on same-day notice.
                                  Any such Swing Line Loans will reduce
                                  availability under the Revolving Credit
                                  Facility on a dollar-for-dollar basis.  Each
                                  Lender under the Revolving Credit Facility shall acquire, under certain circumstances, an irrevocable and unconditional pro rata participation in each such Swing Line Loan.

  Clean-Up:                       The outstanding principal amount of all loans
                                  under the Revolving Credit Facility may not exceed an amount to be mutually agreed upon for a period to be mutually agreed upon during each calendar year.

  Maturity:                       The Termination Date.

  Purpose: The proceeds of the loans under the Revolving Credit Facility shall be used by the Borrower and its subsidiaries for working capital and other general corporate purposes (including, without limitation, for the same purposes as the Term Loan Facilities).

III.  General Payment Provisions

  Fees and Interest Rates:        As set forth on Annex I.

  Optional Prepayments and

  Commitment Reductions:          Loans may be prepaid and commitments may be
                                  reduced by the Borrower in minimum amounts to be agreed upon.

  Mandatory Prepayments
  and Commitment
  Reductions:                     The Credit Facilities shall be reduced with
                                  (a) 100% of the net proceeds of asset sales by the Borrower and its subsidiaries, (b)
                                  100% of the net proceeds from the incurrence of debt by the Borrower and its subsidiaries,
                                  (c) 100% of the net proceeds from the
                                  offering and sale of equity by the Borrower and its subsidiaries and (d) commencing with the 1998 fiscal year of the Borrower, 75% of excess cash flow of the Borrower and its subsidiaries (in each case, subject to exceptions to be mutually agreed upon). All such reductions shall be applied, first, to prepay the remaining installments of the Term
                                  Loan Facility (ratably between the Tranche A
                                  Facility and the Tranche B Facility and in ratably among the scheduled maturities of each such Tranche based upon the number of remaining installments) and, second, to reduce the Revolving Credit Facility (and, to the extent necessary, to repay the loans and cash collateralize the Letters of Credit outstanding thereunder).

IV.   Guarantees and Collateral

  Guarantees:                     The Credit Facilities shall be guaranteed by
                                  (a) the HoldingCo, (b) the Borrower and (c) each domestic subsidiary of the Borrower
                                  (each, a "Guarantor"; together with the
                                  Borrower, the "Credit Parties").

  Collateral:                     The Credit Facilities shall be secured by the
                                  capital stock of the Borrower and by
                                  substantially all assets of the Borrower and its domestic subsidiaries (including, without limitation, the Target), subject to exceptions to be mutually agreed upon. Prior to the date upon which the Merger is consummated, the assets of the Target and its Subsidiaries which constitute collateral
                                  (other than any capital stock of the Target, which shall secure the full amount of the Credit Facilities) shall secure only any outstanding Specified Loans.

                                  The Credit Facilities also shall be secured by 65% (or such higher percentage as may be pledged without the incurrence of material adverse legal or tax consequences) of each foreign subsidiary the capital stock of which is owned directly by the Borrower or a domestic subsidiary thereof (subject to exceptions to be mutually agreed upon based upon uneconomic transaction costs and/or adverse tax consequences).

V.  Certain Conditions

  Initial Conditions:             The availability of the Credit Facilities
                                  shall be conditioned upon satisfaction (on or prior to July 30, 1997) of, among other things, the conditions precedent described in Annex II and those set forth below (the date upon which all such conditions precedent shall be satisfied, the "Closing Date"):

                                  1.       The Lenders shall have received the
                                           results of a recent lien search in
                                           each of the jurisdictions and
                                           offices where assets of the
                                           Borrower, the Target or any of their
                                           respective subsidiaries are located
                                           or recorded, and such search shall
                                           reveal no liens on any of the assets
                                           of any such entities, except for
                                           liens permitted by the Credit
                                           Documentation or otherwise approved
                                           by the Administrative Agent.

                                  2.       The Administrative Agent shall have
                                           received all documentation necessary
                                           to grant to it, and to perfect, a
                                           security interest in all assets
                                           described opposite the caption
                                           "Collateral" above.

  On-Going Conditions:            The making of each extension of credit shall
                                  be conditioned upon (a) all representations and warranties in the Credit Documentation
                                  (including, without limitation, the material adverse change and litigation representations) being true and correct in all material respects and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit.

                                  As used herein and in the Credit
                                  Documentation a "material adverse change" shall mean any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on (a) the Acquisition, (b) the business, assets, property, condition (financial or otherwise) or prospects of the Target or of the Borrower and its subsidiaries taken as a whole (after giving effect to the consummation of the Acquisition) or (c) the validity or enforceability of any of the Credit Documentation or the rights and remedies of the Administrative Agent and the Lenders thereunder.

VI.   Representations, Warranties,
      Covenants and Events of Default

The Credit Documentation shall contain representations, warranties, covenants and events of default customary for financings of this type and other terms deemed appropriate by the Lenders, including, without limitation:

Representations
and Warranties:                   Accuracy of financial statements (including
                                  pro forma financial statements); absence of undisclosed liabilities; no material adverse change; corporate existence; compliance with law; corporate power and authority;
                                  enforceability of Credit Documentation; no conflict with law or contractual obligations;
                                  no material litigation; no default; ownership of property; liens; intellectual property; no burdensome restrictions; taxes; Federal
                                  Reserve regulations; ERISA; Investment
                                  Company Act; subsidiaries; environmental matters; accuracy of disclosure; and creation and perfection of security interests.

Affirmative Covenants:            Delivery of audited and unaudited financial
                                  statements, reports, accountants' letters, projections, officers' certificates and other information requested by the Lenders; payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records;
                                  right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events;
                                  compliance with environmental laws; and
                                  agreement to grant security interests in after-acquired property. Certain of the affirmative covenants shall be subject to customary "baskets" and exceptions to be mutually agreed upon.

Financial Covenants:              To include minimum interest coverage ratio,
                                  maximum leverage ratio and limitation on capital expenditures (including, without limitations, capital expenditures relating to acquisitions), with relevant definitions and covenant levels to be mutually agreed upon.

Negative Covenants:               Limitations on: indebtedness (including
                                  preferred stock); liens; guarantee
                                  obligations; mergers, consolidations,
                                  liquidations and dissolutions; sales of
                                  assets; investments, loans and advances;
                                  dividends and other restricted payments;
                                  leases; payments and modifications of
                                  subordinated and other debt instruments;
                                  transactions with affiliates; sale and
                                  leasebacks; changes in fiscal year; negative pledge clauses; and changes in lines of business.

                                  Certain of the negative covenants shall be subject to customary "baskets" and exceptions to be mutually agreed upon.

  Events of Default:              Nonpayment of principal when due; nonpayment
                                  of interest, fees or other amounts within 5 days after the date when due; material inaccuracy of representations and warranties;
                                  violation of covenants (subject, in the case of certain affirmative covenants, to a 30-day grace period); cross-default; bankruptcy;
                                  certain ERISA events; material judgments;
                                  actual or asserted invalidity of any
                                  guarantee or security document, subordination provisions or security interest; and a change of control to be mutually agreed upon. It also shall be an event of default if HoldingCo shall have any material liabilities
                                  (other than the HoldingCo Discount Notes) or assets (other than its equity interest in the Borrower). Certain of the events of default shall include customary grace periods and/or baskets to be mutually agreed upon.

VII.  Certain Other Terms

  Voting: Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders holding commitments representing not less than a majority of the aggregate amount of the commitments under the Credit Facilities (the "Required Lenders"), except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the principal amount of the loans or other extensions of credit (absent an actual repayment thereof) or extensions of the Termination Date, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof, (iii) increases in the amount of any Lender's commitment and (b) the consent of 100% of the Lenders shall be required with respect to (i) releases of all or substantially all of the collateral or guarantees and (ii) modifications to any of the voting percentages.

  Assignments
  and Participations:             The Lenders shall be permitted to assign and
                                  sell participations in their extensions of credit and commitments, subject, in the case of assignments to Eligible Assignees (to be defined in a manner to be mutually agreed upon), to the consent of the Administrative
                                  Agent (which consent shall not be
                                  unreasonably withheld) and to the payment by the assigning Lender to the Administrative
                                  Agent of a $3,500 transfer fee. In the case of partial assignments, the minimum assignment amount shall be $5,000,000, and, after giving effect thereto, the assigning
                                  Lender shall have commitments and extensions of credit aggregating at least $5,000,000.
                                  Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to the customary "sacred rights." Pledges of loans in accordance with applicable law shall be permitted without restriction. Promissory notes shall be issued under the Credit
                                  Facilities only upon request. Non-pro rata assignments shall be permitted.

Yield Protection:                 The Credit Documentation shall contain
                                  customary provisions (a) protecting the
                                  Lenders against loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of withholding or other taxes and
                                  (b) indemnifying the Lenders for "breakage costs" incurred in connection with, among other things, prepayment of a Eurocurrency
                                  Loan (as defined in Annex I) on a day other than the last day of an interest period with respect thereto.

Expenses and
Indemnification:                  The Credit Documentation shall provide that
                                  the Borrower shall pay (a) all reasonable out-of-pocket expenses of the Administrative
                                  Agent associated with the syndication of the Credit Facilities and the preparation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto (including the reasonable fees and disbursements and other charges of counsel to the Administrative
                                  Agent) and (b) all out-of-pocket expenses of the Administrative Agent and a single counsel to the Lenders in connection with the enforcement of the Credit Documentation
                                  (including the fees and disbursements and other charges of counsel).

                                  The Borrower shall indemnify, pay and hold harmless the Administrative Agent, the Arranger and the Lenders (and their respective directors, officers, employees and agents) against any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent resulting from the gross negligence or willful misconduct of, or a breach of the Credit Documentation by, the indemnified party).

Governing Law and Forum:          State of New York.

Counsel to the
Administrative Agent:             Simpson Thacher & Bartlett.

Commitment
Termination Date:                 The Credit Documentation must have been
                                  entered into on or before June 30, 1997.

                                                                         Annex I

                           Interest and Certain Fees


Interest Rate Options:            The Borrower may elect that all or a portion
                                  of the loans borrowed by it bear interest at a rate per annum equal to (a) the ABR plus the Applicable Margin with respect thereto or
                                  (b) the Eurocurrency Rate plus the Applicable
                                  Margin with respect thereto; provided that Swing Line Loans shall bear interest only at a rate based upon the ABR. For purposes hereof:

                                          "ABR" means the higher of (i) the rate
                                        of interest publicly announced by
                                        CSFB as its prime rate in effect at
                                        its principal office in New York
                                        City (the "Prime Rate") and (ii) the
                                        federal funds effective rate from
                                        time to time plus 0.5%;

                                           "Eurocurrency Rate" means the rate
                                        (grossed-up for maximum statutory
                                        reserve requirements for
                                        eurocurrency liabilities) at which
                                        eurocurrency deposits in the
                                        relevant denomination currency for
                                        one, two, three, six or (subject to
                                        availability) nine months (as
                                        selected by the Borrower) are
                                        offered by CSFB in the relevant
                                        interbank eurocurrency market.

Applicable Margin:                Initially, the rates per annum set forth
                                  below:


                                  =======================================================
                                                                   Applicable Margin
                                                               --------------------------
                                                               Eurodollar       ABR Loans
                                     Facility                    Loans
                                  -------------------------------------------------------
                                  Tranche A Facility              2-1/2%           1-1/2%
                                  -------------------------------------------------------
                                  Tranche B Facility                  3%               2%
                                  -------------------------------------------------------
                                  Revolving Credit Facility       2-1/2%           1-1/2%
                                  =======================================================


                                  The foregoing margins for the Tranche A
                                  Facility and the Revolving Credit Facility shall be adjusted from time to time by amounts to be agreed upon based on the leverage ratio of the Borrower then in effect.

Interest Payment Dates:           In the case of loans bearing interest based
                                  upon the ABR ("ABR Loans"), in arrears on the last business day of each calendar quarter.

                                  In the case of loans bearing interest based upon the Eurocurrency Rate ("Eurocurrency Loans"), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Letter of Credit Fees:            The Borrower shall pay a commission on all
                                  outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar Loans on the face amount of each such Letter of Credit
                                  (of which 1/4 of 1% of the face amount of each such Letter of Credit shall be for the account of the Issuing Lender and the remainder shall be for the account of the Lenders). Such commission shall be shared ratably among the Lenders participating in the Revolving Credit Facility and shall be payable quarterly in arrears. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Commitment Fees:                  The Borrower shall pay to the Administrative
                                  Agent, for the ratable benefit of the
                                  Lenders, a commitment fee calculated at the rate of 1/2 of 1% per annum on the average daily unused portion of the Credit
                                  Facilities, payable in arrears on the last business day of each calendar quarter. Swing
                                  Line Loans shall, for purposes of the
                                  commitment fee calculations only, not be deemed to be a utilization of the Revolving
                                  Credit Facility.

Default Rate:                     At any time when the Borrower is in default
                                  in the payment of any amount due under the Credit Facilities, the principal of all loans under the Credit Facilities shall bear interest at 2% above the rate otherwise applicable thereto. Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to ABR Loans.

Rate and Fee Basis:               All per annum rates shall be calculated on
                                  the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

                                                                        Annex II

                               Initial Conditions


For purposes of determining the satisfaction of the closing conditions attached hereto, (a) unless otherwise defined herein or therein, capitalized terms which are used in such closing conditions shall have the meanings assigned thereto in the Letters, (b) the term "Offerings" shall include, in any event, the syndication of the Credit Facilities and (c) the term "Offering Period" shall include, in any event, the period from the date hereof through June 30, 1997.

                                                                 [    Annex II]
                                                                 [to Exhibit A]

                               CLOSING CONDITIONS


         Capitalized terms used but not defined herein shall, unless otherwise specified, have the meanings assigned to such terms in the Letters (as defined).

         The Commitments of Credit Suisse First Boston or Credit Suisse First Boston Corporation (collectively, "CSFB") pursuant to the Bridge Loan Commitment Letter, the Engagement Letter and the Commitment Letter, each dated as of April 11, 1997, as the case may be, between CSFB and Hedstrom Corporation (together, the "Letters") shall be subject to the following conditions:

                 (i) there not becoming known to CSFB after the date of the Letters any information or other matter relating to Acquiror or Target which CSFB has reasonable cause to believe is accurate and which is inconsistent in a material and adverse manner with any information or other matter disclosed to CSFB by Acquiror or Target prior to the date of the Letters;

                 (ii) the obligations of the parties thereto contained in the Agreement and Plan of Merger dated April 11, 1997, among Acquiror, AcquisitionCo and Target (the "Merger Agreement") to be performed at or prior to the consummation of the Tender Offer shall have been performed or complied with by Acquiror, AcquisitionCo and Target prior to the consummation of the Tender Offer, except where the failure so to perform or comply could not reasonably be expected to result in a Material Adverse Effect (as defined);

                 (iii) there shall be no litigation or administrative proceedings or other legal or regulatory developments, actual or threatened, that, singly or in the aggregate, could have a Material Adverse Effect on Acquiror or Target or the ability of Acquiror to fully and timely perform its obligations under the documents executed in connection with the Transactions, or the ability of the parties to consummate the financing or the other Transactions contemplated by the Letters or the validity or enforceability of any of the documents executed in connection with the Transactions or the rights, remedies and benefits available to the parties thereunder;

                 (iv) CSFB and, if applicable, the Lenders, shall have received an opinion (and related going-concern valuation) reasonably satisfactory in all respects to the Lenders and CSFB, as applicable, from an independent valuation firm reasonably satisfactory to the Lenders and CSFB, as applicable, in each case to the effect that, after giving effect to the Transactions, Acquiror will not be insolvent, will not be rendered insolvent by the indebtedness incurred in connection therewith, will not be left with unreasonably small capital with which to engage in its business and will not have incurred debts beyond its ability to pay such debts as they mature;

                 (v) CSFB's and, if applicable, the Lenders', reasonable satisfaction in all material respects with any amendments to any of the terms of (i) the Tender Offer and all material documents relating thereto, (ii) any definitive agreements relating to the Acquisition and any other material agreements to be entered into in connection with the Acquisition and (iii) the Senior Bank Facilities and the Equity Contribution;

                 (vi) the receipt by CSFB and, if applicable, the Lenders', of financial statements of Acquiror and Target (including notes thereto), consisting of (a) audited and pro forma balance sheets for each period in the 3 fiscal-year period ended December 31, 1996, and (b) audited and pro forma statements of operations and cash flows for each period in the 3 fiscal-year period ended December 31, 1996, and CSFB's and, if applicable, the Lenders', receipt of any unaudited interim financial statements deemed necessary or reasonably desirable in the judgment of CSFB and the Lenders, if applicable, and all such financial statements, historical or pro forma delivered pursuant to this paragraph (vi) to be in compliance with the requirements of Regulation S-X for a public offering registered under the Securities Act or 1933 (the "Securities Act");

                 (vii) the approval and/or recommendation by the Board of Directors of Target of the Tender Offer and the Acquisition;

                 (viii) the waiting period (and any extension thereof) applicable to the merger of AcquisitionCo and Target under the HSR Act (as defined in the Merger Agreement) shall have been terminated or shall have expired, and no restrictive order or other requirements shall have been placed on Acquiror, AcquisitionCo, Target or the surviving entity in connection therewith, except where such restrictive order or other requirements could not reasonably be expected to result in a Material Adverse Effect;

                 (ix) there not having occurred or becoming known to CSFB
         (a)any event or events having occurred that, individually or in the aggregate, could have a Material Adverse Effect on Acquiror or Target or (b) (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States for a period in excess of forty-eight hours, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity, directly or indirectly involving the United States,
         (iv) any limitations (whether or not mandatory) imposed by any governmental authority on the nature or extension of credit or further extension of credit by banks or other lending institutions, (v) in the case of the foregoing clauses (iii) and (iv), a material acceleration or worsening thereof, or (vi) any other material adverse change in bank or capital market conditions that has had a material adverse effect on the syndication of leveraged bank credit facilities or the consummation of high yield offerings, as the case may be, that CSFB shall reasonably determine makes it impracticable to consummate the Offerings prior to the termination of the Offering Period or syndication of the Bridge Loan, as the case may be;

                 (x) CSFB's satisfaction that, immediately prior to and during the marketing period for any Offering or syndication of the Bridge Loan, as the case may be, there shall be no competing issues of debt securities or commercial bank facilities (other than the Senior Bank Facilities the Senior Subordinated Note Offering or Bridge Loan and the Holdings Senior Discount Note Offering, as applicable) of Acquiror, Holdings or AcquisitionCo;

                 (xi) the negotiation, preparation, execution and delivery of definitive documentation reasonably satisfactory to CSFB, in connection with the Offerings, the Bridge Loan and the purchase of the Holdings Senior Discount Notes, if applicable;

                 (xii) customary closing conditions for transactions similar to the Bridge Loan, the Offerings and the purchase of the Holdings Senior Discount Notes including the accuracy of all representations and warranties contained in the Letters, the absence of any defaults, no material change in the capital, corporate and organizational structure of Holdings, Acquiror and its subsidiaries (after giving effect to the Transactions), compliance with laws, adequate insurance, except where the failure so to perform or comply with such customary closing conditions could not reasonably be expected to result in a Material Adverse Effect, and the receipt by CSFB of reasonably satisfactory legal opinions from Acquiror's counsel in connection with the Offerings and the Bridge Loan (including 10b-5 opinions relating to any offering documents) and satisfactory accountant's "comfort" letters in connection with the Offerings; and

                 (xiii) payment of fees.

                 A "Material Adverse Effect" shall mean the result of one or more events, changes or effects which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on (i) the business, results of operations, financial condition or prospects of Acquiror, AcquisitionCo or Target and each of their respective subsidiaries, in each case, taken as a whole and (ii) the ability of CSFB to consummate the Offerings prior to the Offering Period or syndicate the Bridge Loan.